Exhibit 99.2

Financial Information for the Three Months Ended June 30, 2018 of Kenon, OPC and Qoros and

Reconciliation of Certain Non-IFRS Financial Information

Table of Contents

Appendix A: Summary Kenon consolidated financial information

Appendix B: Summary OPC consolidated financial information

Appendix C: Definition of OPC’s EBITDA and non-IFRS reconciliation

Appendix D: Summary financial information of OPC’s subsidiaries

Appendix E: Summary operational information of OPC

Appendix F: Summary of Qoros’ Unaudited Condensed Consolidated Financial Information

Appendix G: Definition of Qoros’ Adjusted EBITDA and non-IFRS Reconciliation

Appendix A

Summary Kenon consolidated financial information

Kenon Holdings Ltd and subsidiaries
 Consolidated Statements of Financial Position as of June 30, 2018 and December 31, 2017

	As of June 30,	As of December 31,
	2018	2017
	$ millions
Current assets
Cash and cash equivalents	429	1,417
Short-term investments and deposits	-	7
Trade receivables, net	31	44
Other current assets, including derivatives	18	36
Total current assets	478	1,504
Non-current assets
Investments in associated companies	272	122
Deposits, loans and other receivables, including derivative instruments	226	107
Deferred payment receivable	182	175
Property, plant and equipment, net	609	616
Intangible assets, net	2	2
Total non-current assets	1,291	1,022
Total assets	1,769	2,526
Current liabilities
Loans and debentures	79	448
Trade payables	49	59
Other payables, including derivative instruments	9	83
Investment obligation to Qoros	93	-
Provisions	-	44
Income tax payable	4	173
Total current liabilities	234	807
Non-current liabilities
Loans, excluding current portion	485	504
Debentures, excluding current portion	79	85
Deferred taxes, net	57	52
Income tax payable	27	27
Total non-current liabilities	648	668
Total liabilities	882	1,475
Equity
Share capital	602	1,267
Shareholder transaction reserve	-	4
Translation reserve	(11)	(2)
Capital reserve	18	19
Accumulated profit / (loss)	211	(305)
Equity attributable to owners of the Company	820	983
Non-controlling interests	67	68
Total equity	887	1,051
Total liabilities and equity	1,769	2,526

Kenon Holdings Ltd and subsidiaries
 Consolidated Statements of Profit & Loss

	For the six months ended June 30,		For the three months ended June 30,
	2018	2017	2018	2017
	$ millions		$ millions
Revenue	185	177	84	84
Cost of sales and services (excluding depreciation)	(127)	(131)	(63)	(67)
Depreciation	(15)	(16)	(8)	(8)
Gross profit	43	30	13	9
Selling, general and administrative expenses	(11)	(22)	(5)	(15)
Operating profit / (loss)	32	8	8	(6)
Financing expenses	(17)	(44)	(11)	(24)
Financing income	12	4	10	4
Financing expenses, net	(5)	(40)	(1)	(20)
Gain on third party investment in Qoros	504	-	-	-
Fair value loss on derivative asset	(13)	-	(13)	-
Write back of financial guarantee	63	-	-	-
Share in losses of associated companies, net of tax	(50)	(22)	(22)	-
Profit / (loss) before income taxes	531	(54)	(28)	(26)
Income taxes	(7)	(4)	(1)	-
Profit / (loss) for the period from continuing operations	524	(58)	(29)	(26)
Profit for the period from discontinued operations (after tax)	-	69	-	47
Profit / (loss) for the period	524	11	(29)	21
Attributable to:
Kenon's shareholders	517	(11)	(29)	9
Non-controlling interests	7	22	-	12
Profit / (loss) for the period	524	11	(29)	21
Basic/diluted (loss)/profit per share attributable to Kenon's shareholders (in dollars):
Basic/diluted profit/(loss) per share	9.60	(0.21)	(0.53)	0.17
Basic/diluted profit/(loss) per share from continuing operations	9.60	(1.11)	(0.53)	(0.47)
Basic/diluted profit per share from discontinued operations	-	0.90	-	0.64

Kenon Holdings Ltd and subsidiaries
Consolidated Statements of Cash Flows
 For the six months ended June 30, 2018 and 2017

	For the six months ended June 30,
	2018	2017
	$ millions
Cash flows from operating activities
Profit for the period	524	11
Adjustments:
Depreciation and amortization	15	92
Financing expenses, net	5	117
Share in losses of associated companies, net	50	22
Write back of financial guarantee	(63)	-
Gain on third party investment in Qoros	(504)	-
Fair value loss on derivative asset	13	-
Write back of other payables	(3)	-
Impairment of assets	-	20
Bad debt expense	-	2
Other capital gains, net	-	(9)
Share-based payments	1	-
Income taxes	7	51
	45	306
Change in inventories	-	9
Change in trade and other receivables	17	6
Change in trade and other payables	(14)	(83)
Changes in provisions and employee benefits	-	(2)
	48	236
Income taxes paid, net	(169)	(34)
Net cash (used in)/provided by operating activities	(121)	202

Kenon Holdings Ltd and subsidiaries
Consolidated Statement of Cash Flows, continued
 For the six months ended June 30, 2018 and 2017

	For the six months ended June 30,
	2018	2017
	$ millions
Cash flows from investing activities
Proceeds from sale of property, plant and equipment and intangible assets	-	2
Short-term deposits and loans, net	-	(22)
Investment in long term deposits, net	(1)	-
Cash paid for businesses purchased, less cash acquired	(2)	-
Acquisition of property, plant and equipment	(29)	(96)
Acquisition of intangible assets	-	(2)
Interest received	2	3
Proceeds from dilution of third party investment in Qoros	260	-
Receipt/(payment) to release financial guarantee	18	(72)
Payment of transaction cost for sales of subsidiaries	(49)	-
Energuate purchase adjustment	-	10
Sale of subsidiary, net	-	1
Net cash provided by/(used in) investing activities	199	(176)

Cash flows from financing activities
Dividend paid to non-controlling interests in a subsidiary	(6)	(15)
Capital distribution	(665)	-
Receipt of long-term loans and issuance of debentures	3	661
Repayment of long-term loans and debentures	(101)	(397)
Repayment of short-term credit from banks and others, net	(276)	(142)
Bond issuance expenses	-	(11)
Payment of consent fee and early prepayment fee	-	(6)
Interest paid	(14)	(91)
Net cash used in financing activities	(1,059)	(1)

(Decrease)/Increase in cash and cash equivalents	(981)	25
Cash and cash equivalents at beginning of the period	1,417	327
Effect of exchange rate fluctuations on balances of cash and cash equivalents	(7)	14
Cash and cash equivalents at end of the period	429	366

Information regarding reportable segments

The following table sets forth selected financial data for Kenon’s reportable segments for the periods presented:

	For the six months ended June 30, 2018
	OPC	Quantum[1]	Other[2]	Adjustments[3]	Consolidated Results
	(in millions of USD, unless otherwise indicated)
Sales	185	-	-	-	185
Depreciation and amortization	(15)	-	-	-	(15)
Financing income	1	1	39	(29)	12
Financing expenses	(15)	(2)	(29)	29	(17)
Write back of financial guarantee	-	63	-	-	63
Gain on third party investment in Qoros	-	504	-	-	504
Fair value loss on derivative asset	-	(13)	-	-	(13)
Share in losses of associated companies	-	(28)	(22)	-	(50)
Profit / (Loss) before taxes	22	526	(17)	-	531
Income taxes	(6)	-	(1)	-	(7)
Profit / (Loss) from continuing operations	16	526	(18)	-	524
____________________________________
(1)	Quantum is a wholly-owned subsidiary of Kenon and holds Kenon's interest in Qoros.
(2)	Includes the results of Primus; the results of ZIM, as an associated company; as well as Kenon’s and IC Green’s holding company and general and administrative expenses.
(3)	“Adjustments” includes inter-segment financing income and expenses.

	For the six months ended June 30, 2017[1]
	OPC	Quantum[2]	Other[3]	Adjustments[4]	Consolidated Results
	(in millions of USD, unless otherwise indicated)
Sales	177	-	-	-	177
Depreciation and amortization	(16)	-	-	-	(16)
Financing income	-	-	10	(6)	4
Financing expenses	(22)	(7)	(21)	6	(44)
Share in profits / (losses) of associated companies	-	(23)	1	-	(22)
Profit / (Loss) before taxes	4	(30)	(28)	-	(54)
Income taxes	(3)	-	(1)	-	(4)
Profit / (Loss) from continuing operations	1	(30)	(29)	-	(58)
____________________________________
(1)	Results during this period have been reclassified to reflect the results of the Inkia power generation and distribution business (which was sold on December 31, 2017) as discontinued operations.
(2)	Quantum is a wholly-owned subsidiary of Kenon and holds Kenon's interest in Qoros.
(3)	Includes the results of Primus; the results of ZIM, as an associated company; as well as Kenon’s and IC Green’s holding company and general and administrative expenses.
(4)	“Adjustments” includes inter-segment financing income and expenses.

	For the three months ended June 30, 2018
	OPC	Quantum[1]	Other[2]	Adjustments[3]	Consolidated Results
	(in millions of USD, unless otherwise indicated)
Sales	84	-	-	-	84
Depreciation and amortization	(8)	-	-	-	(8)
Financing income	1	1	21	(13)	10
Financing expenses	(10)	(1)	(13)	13	(11)
Fair value loss on derivative asset	-	(13)	-	-	(13)
Share in losses of associated companies	-	(13)	(9)	-	(22)
Profit / (Loss) before taxes	1	(26)	(3)	-	(28)
Income taxes	(1)	-	-	-	(1)
Profit / (Loss) from continuing operations	-	(26)	(3)	-	(29)
____________________________________
(1)	Quantum is a wholly-owned subsidiary of Kenon and holds Kenon's interest in Qoros.
(2)	Includes the results of Primus; the results of ZIM, as an associated company; as well as Kenon’s and IC Green’s holding company and general and administrative expenses.
(3)	“Adjustments” includes inter-segment financing income and expenses.

	For the three months ended June 30, 2017[1]
	OPC	Quantum[2]	Other[3]	Adjustments[4]	Consolidated Results
	(in millions of USD, unless otherwise indicated)
Sales	84	-	-	-	84
Depreciation and amortization	(8)	-	-	-	(8)
Financing income	-	-	7	(3)	4
Financing expenses	(16)	(2)	(9)	3	(24)
Share in losses of associated companies	-	(3)	3	-	-
Profit / (Loss) before taxes	(10)	(5)	(11)	-	(26)
Income taxes	-	-	-	-	-
Profit / (Loss) from continuing operations	(10)	(5)	(11)	-	(26)
____________________________________
(1)	Results during this period have been reclassified to reflect the results of the Inkia power generation and distribution business (which was sold on December 31, 2017) as discontinued operations.
(2)	Quantum is a wholly-owned subsidiary of Kenon and holds Kenon's interest in Qoros.
(3)	Includes the results of Primus; the results of ZIM, as an associated company; as well as Kenon’s and IC Green’s holding company and general and administrative expenses.
(4)	“Adjustments” includes inter-segment financing income and expenses.

Information regarding associated companies

	Carrying amounts of investment in associated companies		Equity in the net (losses) / earnings of associated companies
	as at		For the six months ended		For the three months ended
	June 30, 2018	December 31, 2017	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
	$ millions		$ millions		$ millions
ZIM	97	120	(22)	1	(9)	3
Qoros	175	2	(28)	(23)	(13)	(3)
	272	122	(50)	(22)	(22)	-

Appendix B

Summary OPC consolidated financial information1

OPC’s Consolidated Statement of Profit

	For the six months ended June 30,		For the three months ended June 30,
	2018	2017	2018	2017
	(in millions of USD)		(in millions of USD)

Sales	185	177	84	84
Cost of sales (excluding depreciation and amortization)	(127)	(130)	(62)	(67)
Depreciation and amortization	(15)	(16)	(8)	(8)
Gross profit	43	31	14	9
General, selling and administrative expenses	(7)	(5)	(4)	(3)

Operating profit	36	26	10	6
Financing expenses	(15)	(22)	(10)	(16)
Financing income	1	-	1	-
Financing expenses, net	(14)	(22)	(9)	(16)
Profit / (loss) before taxes	22	4	1	(10)
Taxes on income	(6)	(3)	(1)	-
Net profit / (loss) for the period	16	1	-	(10)
Attributable to:
Equity holders of the company	12	(1)	-	(9)
Non-controlling interest	4	2	-	(1)
Net profit for the period	16	1	-	(10)

(1)	Translations of NIS amounts into US Dollars use a rate of 3.59: 1 for 2018 and 3.58: 1 for 2017.

Summary Data from OPC’s Consolidated Statement of Cash Flows

	For the six months ended June 30,		For the three months ended June 30,
	2018	2017	2018	2017
	(in millions of USD)		(in millions of USD)
Cash flows provided by operating activities	66	50	39	15
Cash flows used in investing activities	(39)	(62)	(17)	(25)
Cash flows provided by (used in) financing activities	(33)	102	(28)	64

(Decrease) / Increase in cash and cash equivalents	(6)	90	(6)	54
Effect of exchange rate fluctuations on balances of cash and cash equivalents	(8)	(4)	(6)	-
Cash and cash equivalents at end of the period	133	114	133	114
Investments in property, plant and equipment	(29)	(38)	(14)	(22)
Total depreciation and amortization	15	16	8	8

Summary Data from OPC’s Consolidated Statement of Financial Position

	As of
	June 30, 2018	December 31, 2017
	(in millions of USD)
Total financial liabilities[1]	587	618
Total monetary assets[2]	133	147
Total equity attributable to the owners	177	173
Total assets	901	941

1.	Including loans from banks and others and debentures
2.	Including cash and cash equivalents, short-term deposits and restricted cash.

Appendix C

Definition of OPC’s EBITDA and non-IFRS reconciliation

This press release, including the financial tables, presents EBITDA, which is considered to be a “non-IFRS financial measure.”

OPC defines “EBITDA” as for each period as net profit before depreciation and amortization, financing expenses, net, and income tax expense. EBITDA is not recognized under IFRS or any other generally accepted accounting principles as a measure of financial performance and should not be considered as a substitute for net profit or loss, cash flow from operations or other measures of operating performance determined in accordance with IFRS. EBITDA is not intended to represent funds available for dividends or other discretionary uses because those funds may be required for debt service, capital expenditures, working capital and other commitments and contingencies. There are limitations that impair the use of EBITDA as a measure of OPC's profitability since it does not take into consideration certain costs and expenses that result from OPC's business that could have a significant effect on net profit, such as financial expenses, taxes, depreciation, capital expenses and other related items.

OPC believes that the disclosure of EBITDA provides transparent and useful information to investors and financial analysts in their review of the company’s, or its subsidiaries’ operating performance and in the comparison of such operating performance to the operating performance of other companies in the same industry or in other industries that have different capital structures, debt levels and/or income tax rates.

Set forth below is a reconciliation of OPC’s net profit to EBITDA for the periods presented. Other companies may calculate EBITDA differently, and therefore this presentation of EBITDA may not be comparable to other similarly titled measures used by other companies.

	For the six months ended June 30,
	2018	2017
	(in USD millions)
Net profit for the period	16	1
Depreciation and amortization	15	16
Financing expenses, net	14	22
Income tax expense	6	3
EBITDA	51	42

	For the three months ended June 30,
	2018	2017
	(in USD millions)
Net profit /(loss) for the period	-	(10)
Depreciation and amortization	8	8
Financing expenses, net	9	16
Income tax expense	1	-
EBITDA	18	14

 Appendix D

Summary Financial Information of OPC’s Subsidiaries

The tables below set forth debt, cash and cash equivalents, deposits and restricted cash for OPC’s subsidiaries as of June 30, 2018:

	OPC-Rotem	OPC-Hadera	Tzomet	OPC Energy & Others	Total OPC

Debt (excluding accrued interest)	356	147	-	84	587
Cash and cash equivalents	38	12	-	83	133
Short- and long-term deposits and restricted cash (including debt service reserves)	51	2	-	22	75
Debt service reserves	29	-	-	12	41

The tables below set forth debt, cash and cash equivalents, deposits and restricted cash for OPC’s subsidiaries as of December 31, 2017:

	OPC-Rotem	OPC-Hadera	OPC Energy & Others	Total OPC

Debt (excluding accrued interest)	381	144	91	616
Cash and cash equivalents	28	30	79	147
Short- and long-term deposits and restricted cash (including debt service reserves)	48	2	26	76
Debt service reserves	26	-	5	31

Appendix E

Summary Operational Information of OPC

The tables below set forth details of sales, generation and purchases of electricity by OPC and availability and net generation of OPC split by the Rotem plant and the Hadera energy center (kWh in millions):

	For the six months ended June 30,		For the three months ended June 30,
	2018	2017	2018	2017
Sales to private customers	1,973	1,932	1,000	956
Sales to the system administrator	47	62	9	23
Total sales	2,020	1,994	1,009	979

	For the six months ended June 30,		For the three months ended June 30,
	2018	2017	2018	2017
Net generation of electricity	1,930	1,790	954	799
Purchase of electricity from the system administrator	90	204	55	180
Total volume of electricity generated and purchases from the system administrator	2,020	1,994	1,009	979

	For the six months ended June 30,
	2018		2017
	Availability (%)	Net generation (kWh in millions)	Availability (%)	Net generation (kWh in millions)
Rotem	100%	1,888	90%	1,745
Hadera	96%	42	95%	45

	For the three months ended June 30,
	2018		2017
	Availability (%)	Net generation (kWh in millions)	Availability (%)	Net generation (kWh in millions)
Rotem	100%	936	81%	778
Hadera	93%	18	99%	21

Appendix F

Summary of Qoros’ Unaudited Condensed Consolidated Financial Information

	For the six months ended June 30,		For the three months ended June 30,
In millions of RMB	2018	2017	2018	2017

Revenue	2,886	677	1,827	272
Cost of sales	(3,220)	(850)	(1,955)	(374)

Gross loss	(334)	(173)	(128)	(102)
Other income	28	308	25	298
Research and development expenses	(66)	(79)	(40)	(42)
Selling, general and administrative expenses	(257)	(201)	(156)	(101)
Other expenses	(1)	(9)	(1)	(1)
Loss from operation	(630)	(154)	(300)	52
Finance income	19	6	17	1
Finance costs	(130)	(177)	(39)	(95)
Net finance cost	(111)	(171)	(22)	(94)
Loss for the period	(741)	(325)	(322)	(42)

Qoros’ Consolidated Statement of Financial Position

	As of June 30,	As of December 31,
In millions of RMB	2018	2017
Assets
Property, plant and equipment	3,723	3,875
Intangible assets	3,832	4,011
Prepayments	22	22
Lease prepayments	193	195
Trade and other receivables	91	91
Equity-accounted investees	1	2
Non-current assets	7,862	8,196
Inventories	208	389
VAT recoverable	702	828
Other financial assets	300	-
Trade and other receivables	1,563	38
Prepayments	169	173
Pledged deposits	75	26
Cash and cash equivalents	1,206	77

Current assets	4,223	1,531

Total assets	12,085	9,727

Equity
Paid-in capital	10,425	10,425
Reserves	53	54
Accumulated losses	(12,459)	(11,645)

Total deficit	(1,981)	(1,166)

Liabilities
Loans and borrowings	3,803	4,228
Deferred income	155	161
Trade and other payables	4,061	1,208
Provisions	97	65

Non-current liabilities	8,116	5,662

Loans and borrowings	2,675	2,511
Trade and other payables	3,248	2,704
Deferred income	27	16

Current liabilities	5,950	5,231

Total liabilities	14,066	10,893

Total equity and liabilities	12,085	9,727

Appendix G

Definition of Qoros’ Adjusted EBITDA and non-IFRS Reconciliation

This press release presents the Adjusted EBITDA of Qoros, which is a financial metric considered to be a “non-IFRS financial measure.” Non-IFRS financial measures should be evaluated in conjunction with, and are not a substitute for, IFRS financial measures. The non-IFRS financial information presented herein should not be considered in isolation from or as a substitute for operating profit, net profit or per share data prepared in accordance with IFRS.

Qoros defines “Adjusted EBITDA” for each period as net loss for the period, excluding net finance costs and depreciation and amortization and Other Income-license rights. Adjusted EBITDA is not recognized under IFRS or any other generally accepted accounting principles as a measure of financial performance and should not be considered as a substitute for net profit or loss, cash flow from operations or other measures of operating performance or liquidity determined in accordance with IFRS. Adjusted EBITDA is not intended to represent funds available for dividends or other discretionary uses because those funds may be required for debt service, capital expenditures, working capital and other commitments and contingencies. Adjusted EBITDA presents limitations that impair its use as a measure of our profitability since it does not take into consideration certain costs and expenses that result from our business that could have a significant effect on our net profit, such as financial expenses, taxes, depreciation, capital expenses and other related charges.

Qoros believes that the disclosure of Adjusted EBITDA provides transparent and useful information to investors and financial analysts in their review of Qoros’ operating performance and in the comparison of such operating performance to the operating performance of other companies in the same industry or in other industries that have different capital structures, debt levels and/or income tax rates.

Set forth below is a reconciliation of Qoros’ net loss to Adjusted EBITDA for the periods presented. Other companies may calculate Adjusted EBITDA differently, and therefore this presentation of Adjusted EBITDA may not be comparable to other similarly titled measures used by other companies.

	For the six months ended June 30,		For the three months ended June 30,
In millions of RMB	2018	2017	2018	2017
Net loss for the period	(741)	(325)	(322)	(42)
Net finance costs	111	171	22	94
Depreciation and Amortization	388	203	164	86
Other income – license rights	-	(270)	-	(263)
Adjusted EBITDA	(242)	(221)	(136)	(125)